UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2021

DAKOTA TERRITORY RESOURCE CORP.
(Exact name of registrant as specified in its charter)

Nevada	000-50191	80-0942566
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

141 Glendale Drive
Lead, South Dakota, United States 57754
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (605) 717-2450

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 10, 2021, Dakota Territory Resource Corp. ("Dakota Territory" or the "Company") entered into an amended and restated agreement and plan of merger (the "Amended Agreement") with JR Resources Corp. ("JR Resources"), DGC Merger Sub I Corp., a Nevada corporation and a direct, wholly-owned Subsidiary of JR Resources ("Merger Sub 1"), and DGC Merger Sub II LLC, a Nevada limited liability company and a direct, wholly-owned Subsidiary of JR Resources ("Merger Sub 2"). The Amended Agreement amended and restated the agreement and plan of merger between the Company, JR Resources, and certain other entities, dated May 13, 2021.

Pursuant to the Amended Agreement, JR Resources and Dakota Territory wish to effect a strategic business combination by means of (i) a merger of Merger Sub 1 with and into Dakota Territory (the "First Merger"), with Dakota Territory being the surviving corporation in the First Merger (the "Surviving Corporation"); and (ii) a merger of Surviving Corporation with and into Merger Sub 2 (the "Second Merger" and, together with the First Merger, the "Mergers"), with Merger Sub 2 being the surviving entity in the Second Merger and a wholly-owned subsidiary of JR Resources.

On or before completion of the Mergers: (i) JR Resources will have changed its name to Dakota Gold Corp.; (ii) JR Resources will have completed a reverse stock split such that the total number of JR Resources shares will be proportionately reduced to 35,641,667 JR Resources shares; (iii) shareholders of Dakota Territory other than JR Resources will receive one share of common stock of JR Resources for each share of common stock of Dakota Territory; (iv) each outstanding option to purchase Dakota Territory common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of JR Resources common stock in the manner set forth in the Amended Agreement; and (v) each outstanding award of restricted stock units with respect to shares of Dakota Territory common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of JR Resources common stock in the manner set forth in the Amended Agreement.

The completion of the Mergers is subject to customary closing conditions for a transaction of this nature, including securities law compliance and the approval of Dakota Territory shareholders. In addition, in connection with the Mergers, JR Resources intends to prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC"), which will require the approval of the SEC.

The Board of Directors of the Company has approved the Mergers. Jonathan Awde abstained from voting on the Mergers, having disclosed his interest as President, CEO, a director and a shareholder of JR Resources. Robert Quartermain abstained from voting, having disclosed his interest as a shareholder of JR Resources.

Item 9.01 Financial Statements and Exhibits.

                  (d) Exhibits

Exhibit No.	Description

10.1	Amended and Restated Agreement and Plan of Merger, dated as of September 10, 2021, by and among Dakota Territory Resource Corp., JR Resources Corp., DGC Merger Sub I Corp., and DGC Merger Sub II LLC.
99.1	Press Release, dated September 10, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAKOTA TERRITORY RESOURCE CORP.
(Registrant)

Date: September 13, 2021	By:	"Shawn Campbell"
		Name:	Shawn Campbell
		Title:	Chief Financial Officer